Exhibit 99.1

MIX TELEMATICS LIMITED (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX”)

CHANGES TO THE BOARD OF DIRECTORS

Shareholders of MiX are advised that, Mark Lamberti has tendered his resignation as non-executive director and George Nakos has tendered his resignation as alternate non-executive director to Mark Lamberti with effect from and subject to the fulfilment of the conditions precedent pursuant to the proposed specific repurchase of shares from Imperial Corporate Services Proprietary Limited as detailed in the circular to shareholders published on 14 June 2016.

15 June 2016

JSE sponsor